Fabulous Technologies Inc.

Financial Statements

For the fiscal year ended December 31, 2019 and 2018
(Unaudited)

FABULOUS TECHNOLOGIES, INC.

Balance Sheets

As of December 31, 2019 and 2018

		2019	2018
CURRENT ASSETS			
Cash and cash equivalents		$42,614.10	$-
Prepaid expenses		$-	$-
Accounts receivable		$60,892.32	$-
	TOTAL CURRENT ASSETS	$103,506.42	$-
	TOTAL ASSETS	**$103,506.42**	**$-**

LIABILITIES AND SHAREHOLDERS EQUITY

Current Liabilities			
Accounts payable		$27,590.00	$
Short Term Debts		$56,604.64	$-
	TOTAL CURRENT LIABILITIES	$84,194.64	$-
	TOTAL LIABILITIES	**$84,194.64**	$-
SHAREHOLDERS' EQUITY			
Common Stocks		$5,000.00	$5,000.00
Retained earnings		$14,311.78	$(5,000.00)
	TOTAL SHAREHOLDERS' EQUITY	$19,311.78	$ -
	TOTAL LIABILITIES AND SHAREHOLDER EQUITY	**$103,506.42**	**$ -**


FABULOUS TECHNOLOGIES, INC.

Statement of Operations

December 31, 2019 and 2018


	2019	2018
Operating income		
Fee Revenue	$-	$-
Revenue from Parties	$92,584.00	$11,000.00
Boost Post Revenue	$-	$-
Ads Revenue	$-	$-
Cost of Service Sold	$53,698.72	$7,840.00
Gross Profit	**$38,885.28**	**$3,160.00**
Operating Expenses		
Advertising & Marketing	$6,943.80	$3,840.00
Office Supplies & Software	$3,703.36	$-
Rent & Lease	$-	$-
Salaries & Wages	$7,406.72	$4,320.00
Utilities	$-	$-
Other expenses	$2,314.60	$-
Income Tax	$4,205.02	$-
Net Income	**$14,311.78**	**$(5,000.00)**

FABULOUS TECHNOLOGIES, INC.

Statement of Cash Flows

	2019	2018
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 14,311.78	$ (5,000.00)
Change in Working Capital	$ 33,302.32	$ -
Net Cash Flows From Operating Activities	**$ 47,614.10**	**$ (5,000.00)**
Cash Flows From Investing Activities		
Capital Expenditures	$-	$-
Sale of Fixed Assets & Businesses	$-	$-
Net Cash Flows From Investing Activities	$-	$-
Net Cash Flows From Financing Activities		
Cash Dividends Paid	$-	$-
Repurchase	$-	$-
Change in Capital Stock	$-	$-
Net Cash Flows From Financing Activities	$-	$-
Cash at Beginning of Period	$(5,000.00)	$-
Net Increase (Decrease) In Cash	$47,614.10	$(5,000.00)
Cash at End of Period	$42,614.10	$(5,000.00)

FABULOUS TECHNOLOGIES, INC.
Consolidated Statement of Retained Earnings
December 31, 2019 and 2018

	Common Stocks		Preferred Stocks		Additional Paid-in Capital	Retained earnings	Total
	Shares	Amount	Shares	Amount			
BEGINNING BALANCE							
Contributions	5,000.00	$5,000.00	0	$-	$-	$-	$5,000.00
Other Comprehensive gain/loss	0	$-	0	$-	$-	$-	$-
Net Income	0	$-	0	$-	$-	$(5,000.00)	$(5,000.00)
ENDING BALANCE AS OF DECEMBER 2018	5,000.00	$5,000.00	0	$-	$-	$(5,000.00)	$ -
Contributions	-	$5,000.00	0	$-	$-	$-	$5,000.00
Other Comprehensive gain/loss	0	$-	0	$-	$-	$-	$-
Net Income	0	$-	0	$-	$-	$14,311.78	$14,311.78
ENDING BALANCE AS OF DECEMBER 2019	5,000.00	$10,000.00	0	$-	$-	$9,311.78	$19,311.78

FABULOUS TECHNOLOGIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

Fiscal Years Ended December 31, 2019 and 2018

1. ORGANIZATION AND PURPOSE

Fabulous Technologies, Inc. (the "Company"), is a corporation organized under the laws of the State of New Hampshire. The Company operates a social networking platform called Boonoob and drives revenue from hosting events, advertising, listings, and subscriptions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

1) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

2) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

3) Cash Equivalents

Cash and cash equivalents include cash available in hands of approximately $0 as of December 31st, 2018 and $42,614.10 as of December 31st, 2019. The Company's liquidity mainly came from the sales of tickets for the parties organized in 2018 and 2019.

4) **Short-term debt**

In December 2019, the founder "Hesam Jafari" borrowed $56,604.64 as personal debt with 0% rate, which The Company used for the New Year's Eve party 2020 expenses. The debt was paid fully when sales revenue from the party was released into the bank account by January 9th, 2020.

5) **Use of Estimates**

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.